

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65721

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/08 (MM/DD/YY) AND ENDING 11/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Liability Solutions Inc.~~ Liabsol Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue, Suite 25-D
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Drew Otocka (212) 371-2802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

70-20 Austin Street, Suite 126 (Address) Forest Hills (City) NY (State) 11375 (Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Drew Otocka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liability Solutions, Inc., as of November 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public, Maria C. Bistolas

Notary Public

MARIA C. BISTOLAS
NOTARY PUBLIC
MY COMMISSION EXPIRES 3/31/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIABILITY SOLUTIONS INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

November 30, 2009 and 2008

LIABILITY SOLUTIONS INC.

November 30, 2009 and 2008

CONTENTS


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

110 WALL STREET, NEW YORK, NEW YORK 10005 (212) 785-9700

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Liability Solutions Inc.

We have audited the accompanying statement of financial condition of Liability Solutions Inc. as of November 30, 2009 and 2008 and the related statements of operations, changes in stockholder's (deficit) equity, and, cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liability Solutions Inc. at November 30, 2009 and 2008 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

Forest Hills, New York
January 27, 2010

70-20 AUSTIN STREET, FOREST HILLS, NY 11375 (718) 575.5750

OFFICES IN:
NEW YORK, NEW YORK
FOREST HILLS, NEW YORK
NEWARK, NEW JERSEY

Liability Solutions Inc.
Statements of Financial Condition

	November 30, 2009	November 30, 2008
Assets		
Cash in Banks	$ 79,808	$ 237,316
Due from Affiliate - Liability Solutions International Limited	76,002	31,560
Prepaid expenses	10,790	11,494
	166,600	280,370
Furniture and Equipment at cost	130,897	130,897
Less: Accumulated Depreciation	(82,144)	(64,410)
	48,753	66,487
Restricted Cash Held by Bank as Collateral for Letter of Credit	223,347	219,654
Total Assets	$ 438,700	$ 566,511
Liabilities and Stockholder's (Deficit) Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$ 27,652	$ 52,595
Deferred Rent Concession	8,316	11,757
Due to Parent Company - Liability Solutions Limited	-	57,003
Subordinated Loans Payable to Parent Company -- including accrued interest of $108,252 and $41,169	1,158,252	741,169
Total Liabilities	1,194,220	862,524
Stockholder's (Deficit) Equity		
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares	5,000	5,000
Additional Paid-In Capital	1,109,261	814,261
	1,114,261	819,261
Accumulated Deficit	(1,869,781)	(1,115,274)
Total Stockholder's (Deficit) Equity	(755,520)	(296,013)
Total Liabilities & Stockholder's (Deficit) Equity	$ 438,700	$ 566,511

The accompanying notes are an integral part of these financial statements

Liability Solutions Inc.
Statements of Operations

	Year Ended November 30, 2009	2008
Revenues		
Fee Income	$ 967,392	$ 1,307,190
Interest Income	4,547	12,042
Other Income	4,359	-
Total Revenues	976,298	1,319,232
Expenses		
Employee Compensation, Payroll Taxes, Benefits and Temp Help	944,814	919,449
Regulatory Compliance	17,662	15,742
Occupancy Costs	213,255	206,544
Travel and Related Expenses	75,073	165,736
Accounting and Auditing	49,650	59,600
Other Operating Expenses	307,239	507,281
Communications and Data Processing	38,295	36,105
Depreciation of Furniture and Equipment	17,734	24,344
Interest Expense	67,083	37,487
Total Expenses	1,730,805	1,972,288
Net (Loss)	$ (754,507)	$ (653,056)

The accompanying notes are an integral part of these financial statements

Liability Solutions Inc.
Statements of Cash Flows

	Year Ended November 30, 2009	2008
Cash flows from operating activities:		
Net (Loss)	$ (754,507)	$ (653,056)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Depreciation and Amortization	17,734	23,228
Interest Income Earned on Restricted Cash Held by Bank as Collateral for Letter of Credit	(6,027)	(6,027)
Decrease (Increase) in Prepaid Expenses	704	(5,913)
(Decrease) in Accounts Payable and Accrued Expenses	(24,943)	(78,631)
(Decrease) Increase in Deferred Rent Concession	(3,441)	(3,442)
(Increase) in Due from Affiliate - Liability Solutions International Limited	(44,442)	(31,560)
(Decrease) increase in Due to Parent Company - Liability Solutions Limited	(57,003)	28,530
Interest Accrued on Subordinated Loan from Parent Company	67,083	37,487
Net cash (used for) operating activities	(804,842)	(689,384)
Cash flows from investing activities:		
(Increase) in Cash Held by Bank as Collateral for Letter of Credit	2,334	-
Purchase of Furniture and Equipment	-	(6,240)
Net cash (used for) investing activities	2,334	(6,240)
Cash flows from financing activities:		
Additional paid-in capital from parent company	295,000	-
Proceeds of Subordinated Loan from Parent Company	350,000	350,000
Net cash provided by financing activities	645,000	350,000
(Decrease) in Cash	(157,508)	(345,624)
Cash at Beginning of Period	237,316	582,940
Cash at End of Period	$ 79,808	$ 237,316

The accompanying notes are an integral part of these financial statements

Liability Solutions Inc.

Statements of Changes in Stockholder's (Deficit) Equity

For the Years Ended November 30, 2009 and 2008

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity (Deficit)
	Shares	Amount			
Balances at December 1, 2007	100	$ 5,000	$ 814,261	$ (462,218)	$ 357,043
Net (Loss)	-	-	-	(653,056)	(653,056)
Balances at November 30, 2008	100	5,000	814,261	(1,115,274)	(296,013)
Additional paid-in capital from parent company			295,000		295,000
Net (Loss)	-	-	-	(754,507)	(754,507)
Balances at November 30, 2009	100	$ 5,000	$ 1,109,261	$ (1,869,781)	$ (755,520)

Liability Solutions Inc.

Statements of Changes in Liabilities Subordinated to Claims of Creditors

For the Years Ended November 30, 2009 and 2008

Balances at December 1, 2007	$ 353,682
Subordinated loan from parent company	350,000
Interest accrued on subordinated loan	37,487
Balances at November 30, 2008	741,169
Subordinated loan from parent company	350,000
Interest accrued on subordinated loan	67,083
Balances at November 30, 2009	$ 1,158,252

The accompanying notes are an integral part of these financial statements

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS

Organization and Operations:

Liability Solutions Inc., (the "Company" or "LSI") is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NYSE. It has been a member of the National Association of Securities Dealers (NASD) since June 5, 2003. The Company was incorporated on July 12, 2002 in the State of New York and has its principal business location in New York, New York. It is a wholly owned subsidiary of Liability Solutions Limited ("LSL") which is based in London, United Kingdom. LSL is a wholly owned subsidiary of Liability Solutions International Limited ("LSIL").

The Company acts as an independent placement agent. Fees are earned based on 20% of the fund manager's fees with respect to company placed institutional buyers (the fund manager's fee is generally 1% of the fund value), plus 20% of the fund manager's fees earned on assets over the "high water mark" for placed institutional buyers. The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities.

On December 30, 2009, the Company changed its name to Liabsol, Inc.

Recently Issued Accounting Pronouncements:

FASB ASC 350-30-35-1. In April 2008, FASB issued FASB ASC 350-30-35-1. This ASC amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. FASB ASC 350-30-35-1 improves the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under other applicable accounting literature. We do not believe that the adoption of FASB ASC *350-30-35-1* will have a material effect on our financial position or results of operations.

FASB ASC 820. In April 2009, the FASB issued three related staff positions to clarify the application of FASB ASC 820 to fair value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair value of financial instruments in interim periods. The final staff positions are effective for interim and annual periods ending after June 15, 2009.

- FASB ASC 820 (transitional 820-10-65-4) provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains the price that would be received to sell an asset or paid to transfer a liability at the measurement date.

- FASB ASC 320 modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of other-than-temporary impairment losses and

increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities.

- FASB ASC 820-10-50 requires disclosures of the fair value of financial instruments within the scope of FASB ASC 820 in interim financial statements, adding to the current requirement to make those disclosures in annual financial statements. The staff position also requires that companies disclose the method or methods and significant assumptions used to estimate the fair value of financial instruments and a discussion of changes, if any, in the method or methods and significant assumptions during the period.

- FASB ASC 820-10-50 requires disclosures of the fair value of financial instruments within the scope of FASB ASC 820 in interim financial statements, adding to the current requirement to make those disclosures in annual financial statements. The staff position also requires that companies disclose the method or methods and significant assumptions used to estimate the fair value of financial instruments and a discussion of changes, if any, in the method or methods and significant assumptions during the period.

We do not believe that the adoption of these new staff positions will have a material impact on our financial position and results of operations.

FASB ASC 860. In June 2009, the FASB issued ASC 860, which eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. FASB ASC 860 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. We do not believe that the adoption of FASB ASC *860* will have a material effect on our financial position or results of operations.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Revenue Recognition
For 2009 and 2008, the Company recognized as income a 100% allocation of revenues (management and performance fees) earned by LSL in respect of accounts managed by the Company's salespeople as per LSL Board of Directors resolution. The Board of Directors of LSL approved the allocation of $487,062 (2009) and $1,114,874 (2008) of the management and performance fees. Additionally, LSL's Board approved service fees of $387,729 (2009) and $192,316 (2008) to LSI for services LSI provided to LSL pursuant to a Management Services Agreement.

The allocation basis may be changed by LSL from time to time by further Board resolution taking into consideration the level of the Company's support in the following functions: marketing, administrative,

research and management.

c. Depreciation and Amortization

- Furniture and equipment is stated at cost and principally consists of computer equipment and software.
- Depreciation and amortization are computed using primarily the straight-line method based upon the estimated useful lives of the related assets of 3 to 7 years
- Deferred lease acquisition costs consisted of legal fees incurred to negotiate the lease as described in Note 6. These costs were capitalized and were fully amortized over the life of the lease that ended in 2007.

d. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Particularly, Performance Fees are based on estimates of fund performance using the latest reliable information available. Since the funds determine performance on a calendar year basis and the Company now reports on a fiscal year ending November 30, actual fund performance for the year may differ from the estimates, and those differences may be significant.

e. Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency

The Company is subject to certain risks in connection with investment performance of hedge fund clients that will affect performance fees earned by the Company. The Company also faces credit risks in collection of performance and management fees from client hedge funds. Additionally, the Company has a limited number of hedge fund clients and one of those clients accounted for approximately 74% of the Company's income in 2009 and approximately 80% in 2008.

The Company is dependent on the continued financial support by LSL, its parent company. While LSL has promised continued support of the Company for the foreseeable future, it is dependent on the continued financial viability of LSL and its parent company, LSIL. The Company received additional subordinated debt financing from LSL in the amount of $350,000 in December 2008 (see Note 9 – Subsequent Events).

Financial instruments which potentially subject the Company to concentrations of credit risk consists of cash balances in banks. The Company's cash balances (including restricted cash held as collateral for a letter of credit) are on deposit with Citibank in accounts which are federally insured although bank balances generally exceed limits of federal insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

f. Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable, accrued expenses and intercompany liabilities, approximate fair value because of the short maturity of those

instruments. The carrying amount of the subordinated loans payable to parent company approximates fair value because it is due and payable at its face amount plus accrued interest at maturity.

g. Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

NOTE 3 -- INCOME TAXES

Income taxes are accounted for under the asset and liability method in accordance with FASB ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that the recoverability of the asset is unlikely to be recognized.

The principal components of the deferred tax assets relate to net operating loss carryovers. As of November 30, 2009, the Company had net operating loss carryovers approximating $1,800,000 for Federal and state purposes. The net operating loss carryovers expire at various dates through 2029, and because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance of approximately $630,000 and $385,000 has been provided on the deferred tax asset at November 30, 2009 and November 30, 2008, respectively. The increase in the valuation allowance in the year ended November 30, 2009 was $245,000. Internal Revenue Code Section 382 imposes limitations on the use of net operating loss carryovers when the stock ownership of one or more 5% shareholders (shareholders owning 5% or more of the Company's outstanding capital stock) has increased by more than 50 percentage points.

The Company follows accounting standards for *Accounting for Uncertainty in Income Taxes*. This provides guidance for recognizing and measuring uncertain tax positions, as defined in *Accounting for Income Taxes*. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the years ended November 30, 2009 and 2008, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions. The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City.

NOTE 4 -- STOCKHOLDER'S CONTRIBUTED CAPITAL

At the time of its incorporation in New York, the Company was authorized to issue 200 shares of its no par value common stock. In 2002, the Company issued 100 shares of its no par value common stock to LSL for $5,000. From the Company's inception (July 12, 2002) through November 30, 2009, LSL (the Company's U.K. parent and the sole owner of all of the Company's issued shares) made contributions of additional paid-in capital aggregating $1,109,261.

NOTE 5 -- RELATED PARTY TRANSACTIONS

Balances Due To or From Affiliates

The Company owed LSL $57,003 on account of unsettled intercompany transactions as of November 30, 2008. Additionally, the Company had $76,002 and $31,560 on account of unsettled intercompany transactions as of November 30, 2009 and 2008 respectively, due from LSIL.

Subordinated Loans Payable to Parent Company

a) On August 24, 2007, the Company received funding from LSL in the amount of $350,000, pending approval of a Subordinated Loan Agreement for Equity Capital by FINRA. On September 28, 2007, FINRA approved the loan agreement and the amount received was converted to the subordinated loan.

- This subordinated loan, which may be repaid no earlier than September 30, 2011 (as amended), bears interest at 6% which is generally accumulated and considered part of the loan balance as it accumulates. The balance, including accrued interest of $45,682 as of November 30, 2009 was $395,682, which, in accordance with FINRA rules, is eligible to be treated as equity capital for the purposes of meeting minimum equity requirements. The balance at November 30, 2008 was $374,682, including accrued interest of $24,682.

b) On April 28, 2008, the Company received funding from LSL in the amount of $350,000, pending approval of a Subordinated Loan Agreement for Equity Capital by FINRA. On May 9, 2008, FINRA approved the loan agreement and the amount received was converted to the subordinated loan.

- This subordinated loan, which may be repaid no earlier than April 28, 2011, bears interest at 8% which is generally accumulated and considered part of the loan balance as it accumulates. The balance, including accrued interest of $44,487 as of November 30, 2009 was $394,487, which, in accordance with FINRA rules, is eligible to be treated as equity capital for the purposes of meeting minimum equity requirements. The balance at November 30, 2008 was $366,487, including accrued interest of $16,487.

c) On December 19, 2008 the Company received funding from LSL in the amount of $350,000, pending approval of a Subordinated Loan Agreement for Equity Capital by FINRA. On January 22, 2009, FINRA approved the loan agreement and the amount received was converted to the subordinated loan.

- This subordinated loan, which may be repaid no earlier than January 22, 2012, bears interest at 6% which is generally accumulated and considered part of the loan balance as it accumulates. The balance, including accrued interest of $18,083 as of November 30, 2009 was $368,083, which, in accordance with FINRA rules, is eligible to be treated as equity capital for the purposes of meeting minimum equity requirements.

Below is a summary of the balance due to LSI in respect of subordinated loans, including accrued interest as of November 30, 2009 and 2008:

	November 30,	
	2009	2008
8% Loan Due April 28, 2011	$ 394,487	$ 366,487
6% Loan Due September 30, 2011	395,682	374,682
6% Loan Due January 22, 2012	368,083	-
	$ 1,158,252	$ 741,169

Interest expense incurred on the above loans was $67,083 for the year ended November 30, 2009 and $37,487 for the year ended November 30, 2008.

Fee Income Substantially Earned from Parent Company

The Company earned the following fees from LSL for the years ended November 30, 2009 and 2008.

	Year Ended November 30,	
	2009	2008
Management Fee	$ 487,062	$ 1,169,554
Performance Fees	-	(54,680)
Service Fee Income	387,729	192,316
	$ 874,791	$ 1,307,190

Expenses Charged by Parent Company

Pursuant to a Management Services Agreement, the Company receives executive, financial, sales and marketing, information technology and general services from its parent company, LSL. LSL charged the Company for these expenses, which are included with Other Operating Expenses in the Statements of Operations as follows:

	Year Ended November 30, 2009	2008
Administration	$ 78,977	$ 129,050
Information Technology	37,280	60,897
Research	113,482	185,409
Sales Support	34,479	56,321
	$ 264,218	$ 431,677

NOTE 6 -- COMMITMENTS AND OTHER COMMENTS

Premises Operating Leases

- In February 2007, the Company entered into a five (5) year non-cancelable office lease in New York, New York providing for minimum fixed monthly rental payments of $17,206. Occupancy commenced on May 11, 2007 and the Company occupied the premises rent-free for the first month. Rent payments commenced on June 1, 2007 for a partial month of 21 days because of the late occupancy ($12,044 representing 21 days at $573.53 per day). The lease expires on May 10, 2012.
  - As security for the lease, the Company deposited with the landlord an unconditional, irrevocable and transferable direct pay Letter of Credit issued by and drawn on Citibank in the amount of $206,470 and secured by a certificate of deposit with a balance at November 30, 2009 of $223,347.
  - Effective on the three (3) year anniversary of the lease, the security may be reduced to $103,235 provided that the Company has not defaulted on the lease.
  - After completion of the first year of the lease, the Company will be required to pay monthly escalation payments based on operating expenses, the amounts of which have not yet been determined by the landlord.
  - Annual minimum lease payments under this lease are as follows:

Year Ending November 30,	
2010	$ 207,000
2011	207,000
2012	91,000
Total	$ 505,000

- Rent expense included with Occupancy Costs in the Statement of Operations was $213,255 for the year ended November 30, 2009 and $207,659 for the year ended November 30, 2008.

See Note 9 – Subsequent Events, for further disclosure regarding this lease.

NOTE 7 -- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, to not exceed 15 to 1. At November 30, 2009, the Company's minimum capital requirement was $2,397 and is required at all times to maintain minimum dollar net capital of no less than $5,000. At November 30, 2009, the Company had net capital of $43,840. The Company had an aggregate indebtedness to net capital ratio of 0.82 to 1. The Company's overseas parent, LSL, has committed to contribute additional capital or to make subordinated loans to be treated as capital on an as needed basis, such commitment being supported by LSL's parent company, LSIL. Such contributions will be made as necessary for the Company to continue to maintain its required minimum capital.

On January 22, 2009, the Company filed a Net Capital Below Minimum Amount Required under Rule 17.a-11(d) report with FINRA. The approval of the Subordinated Loan Agreement by FINRA (Note 5) cured this non-compliance with the minimum capital requirements.

NOTE 8 -- SUPPLEMENTAL CASH FLOW DISCLOSURES

	Year Ended November 30,	
	2009	2008
Supplemental cash flow disclosures:		
Cash paid during the period for:		
Interest	$ -	$ -
Income Taxes	$ 680	$ 1,407

NOTE 9 – SUBSEQUENT EVENTS

Management intends to return the space at 590 Madison Avenue to the landlord or sublet the space as permitted by the terms of the lease. The lease expires on May 10, 2012, with remaining minimum lease payments over the term of the lease of approximately $505,000 as of November 30, 2009. Counsel has been in communication with the landlord but as yet no substantive settlement negotiations have taken place.

In the opinion of management, market rents for the space have declined approximately 40% as compared to the Company's obligations under the lease. Accordingly, any sublet of the space or a settlement with the landlord for the remaining term would result in a loss to the Company, the amount of which management is unable to determine at this time. However, based on management estimates, it appears that the full amount of the collateral held in a letter of credit with a balance of approximately $207,000 as of January 27, 2010 will be used to cover the execution of the letter of credit in the event of default. As of January 27, 2010, the rent due for the month of January 2010 in the amount of approximately $18,000 has not been paid.

The book value of property and equipment located at the office premises totals $33,223 of which $24,211 represents furniture which is moveable and $9,012 represents immoveable leasehold improvements permanently affixed to the real property.

On December 30, 2009, the Company changed its name to Liabsol, Inc.

Liability Solutions Inc.

Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

November 30, 2009

Assets	$ 438,700
Less Liabilities	(1,194,220)
Total Ownership Equity	(755,520)
Plus Subordinated Liabilities	1,158,252
Total Capital and Allowable Subordinated Liabilities	402,732
Less Non-allowables	(358,892)
Net Capital Before Haircuts and Undue Concentration	43,840
Less Haircuts and Undue Concentration	-
Net Capital	43,840
Minimum Capital Requirement	2,397
Minimum dollar net capital requirement	5,000
Excess Net Capital	$ 38,840
Total Aggregate Indebtedness	$ 35,968
Excess Net Capital at 1000%	$ 40,243
Percentage of Aggregate Indebtedness to Net Capital	82%

Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17a-5 as of November 30, 2009

Net Capital per above	$ 38,840
Rounding	(2)
Net Capital Included in Part IIA of Form X-17a-5 as of November 30, 2009	$ 38,838

Liability Solutions Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

November 30, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(I) of the Rule.


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

110 WALL STREET, NEW YORK, NEW YORK 10005 (212) 785-9700

Report by Independent Certified Public Accountants on Internal Control

Board of Directors
Liability Solutions, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of Liability Solutions, Inc. (the Company), for the years ended November 30, 2009 and 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

70-20 AUSTIN STREET, FOREST HILLS, NY 11375 (718) 575.5750

OFFICES IN:
NEW YORK, NEW YORK
FOREST HILLS, NEW YORK
NEWARK, NEW JERSEY

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2009 to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

Forest Hills, New York
January 27, 2010

Liability Solutions Inc.

SUPPLEMENTAL SIPC REPORT

November 30, 2009


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

110 WALL STREET, NEW YORK, NEW YORK 10005 (212) 785-9700

Board of Directors
Liability Solutions Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Liability Solutions Inc. for the period ended November 30, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period December 01, 2008 to November 30, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Liability Solutions Inc. taken as a whole.

KBL, LLP

Forest Hills, New York
January 27, 2010

70-20 AUSTIN STREET, FOREST HILLS, NY 11375 (718) 575.5750

BRANCH OFFICES
FOREST HILLS, NEW YORK
NEWARK, NEW JERSEY

Liability Solutions Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period Ended November 30, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 1,655
Less Payments Made:			
	Date Paid	Amount	
	02-14-09	$ 150	
	07-10-09	$ 244	
			(394)
Interest on late payment(s)			
Total Assessment Balance and Interest Due			$ 1,261
Payment made with Form SIPC 7T			$ 1,261

Liability Solutions Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period Ended November 30, 2009

Total revenue for the fiscal period beginning April 1, 2009 and ending November 30, 2009	$ 664,360
Additions:	
Various (list)	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
Net gain from securities in investment accounts	0
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Interest and dividend expense	$ 2,495
Total deductions	$ 0
SIPC NET OPERATING REVENUES	$ 661,865
GENERAL ASSESSMENT @ .0025	$ 1,655